September 27, 2010

David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange

Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Net Serviços de Comunicação S.A.
Schedule TO-T/ 13E-3
Filed by Empresa Brasileira de Telecomunicações S.A. - EMBRATEL
Filed August 20, 2010
File No. 005-84654

Dear Mr. Orlic:

On behalf of our clients, Empresa Brasileira de Telecomunicações S.A. - EMBRATEL (“Embratel”) and Embratel Participações S.A. (“Embrapar” and, together with Embratel, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Isaac Berensztejn, dated September 23, 2010 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase, dated August 30, 2010 (the “Offer to Purchase”). All page references in the following responses correspond to the page numbers in the Offer to Purchase.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment to their combined Schedule TO and Schedule 13E-3, initially filed on August 30, 2010 (the “Combined Schedule”), containing the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed.

David L. Orlic	Page 2	September 27, 2010

General

1.	We refer to your response to prior comment 1. As discussed with your counsel, the structure of this offer is not per se required under Brazilian law. The offer could have been structured in a manner that complied with both Brazilian and U.S. law, such as pursuant to Item II of art. 15 of CVM Instruction 361. While the staff will not undertake any further review of this issue at this time we note that the offer as currently structured is not consistent with the requirements of Rule 14e-1(b) of Regulation 14E.

2.	You appear to have finalized the financing for the purchase of the Preferred Shares. Please provide the information required by Items 1007 and 1016 of Regulation M-A with respect to the financing.

In response to the Staff’s comment, the Filing Persons have revised the first full paragraph on page 4 of the Offer to Purchase to read as follows:

Embratel intends to fund the tender offer through its available cash resources and through the proceeds of an offering of debentures by Embratel in Brazil.

In response to the Staff’s comment, the Filing persons have revised the final sentence on page 38 of the Offer to Purchase to read as follows:

Embratel plans to acquire the tendered Preferred Shares, all Preferred Shares sold pursuant to the exercise of the shareholder put right and to cover any related fees and expenses through its available cash resources and through the proceeds of an offering of two series of debentures in Brazil in an aggregate principal amount of R$3,500 million. Banco Citibank S.A. will act as coordinating bank in the offer. While the debentures have not yet been issued and their terms have not yet been finalized, the first series of debentures is expected to have a term of three years and the second series is expected to have a term of four years.

Valuation Report of Banco Itaú BBA S.A., page 22

3.	We note your response to prior comment 14. Disclosures in the offering document must be in the English language. Please revise your disclosure to eliminate any discrepancies or ambiguities resulting from the translation of this report into English. Please also revise the disclaimer which suggests that shareholders are not entitled to rely on your English language disclosures.

The disclosure appearing on page 22 of the Offer to Purchase has been revised in response to the Staff’s comment as follows:

The valuation report regarding Net was prepared in compliance with CVM Instruction 361/02. The valuation report was prepared exclusively in Portuguese, and has been translated into English.

David L. Orlic	Page 3	September 27, 2010

4.	We note your response to prior comment 23. As noted in that comment, please revise your disclosure to state that, other than the January 2010 transaction, Itaú BBA and its affiliates received no other compensation from Net or its affiliates during the past two years. See Item 1015(b)(4) of Regulation M-A, or advise.

The disclosure appearing on page 26 of the Offer to Purchase has been revised in response to the Staff’s comment as follows:

Itaú BBA received U.S.$466,000 from Net for coordination and distribution services of unsecured and unsubordinated notes issued by Net in January 2010. Additionally, certain divisions of Itaú BBA (including affiliates from the Itaú Unibanco Group) regularly engage in ordinary course commercial transactions with Net and/or its affiliates. Otherwise, Itaú BBA and its affiliates received no other compensation from Net or its affiliates in connection with investment banking services during the past two years.

Pursuant to Itaú BBA’s engagement letter, Embratel has agreed to pay Itaú BBA U.S. $400,000 for the preparation of its valuation report, which fee shall be due whether or not the tender offer is consummated. Additionally, Itaú BBA is the intermediary institution for the tender offer in Brazil, for which service it will receive a flat fee of U.S. $500,000 and a success fee of 0.12% over the value of the Preferred Shares acquired in excess of 50% of all Preferred Shares.

Discounted Cash Flow Analysis, page 24

5.	We note your response to prior comment 18. Please disclose how Itaú BBA determined that, over the time period indicated, Net’s EBITDA margin, CAPEX spending, and Net Revenues would converge to the average of the current levels of those measures for four companies that are more mature than Net. In other words, please briefly clarify the underlying assumptions in this regard.

Itaú BBA considers Net a high growth company in the Brazilian telecommunications sector. In the Brazilian telecommunications sector there are four mature listed companies (Telesp, Oi, Vivo and TIM), which have higher revenues and EBITDA than those of Net. Itaú BBA considers these four companies to have a lower growth profile. These mature companies have an EBITDA margin that is appropriate to their size. When Net, after its anticipated high growth period, reaches the same size of these mature companies, it is reasonable to conclude that its margin will be very similar to the margin of the four mature companies in the sector.

David L. Orlic	Page 4	September 27, 2010

Using the same rationale, the CAPEX of a high growth company as a percentage of its revenues, is different from the CAPEX of a mature company. Net needs more CAPEX to achieve higher growth. When its anticipated high growth period ends, Net’s CAPEX to revenues ratio is expected to be lower, and Itaú BBA considers that it is possible reasonable to conclude that it will be very similar to the CAPEX to revenues ratio of the four mature companies in the sector.

6.	You state that Itaú BBA calculated the perpetuity growth rates of free cash flow “based on the projected long term Net Revenue rate of 5.5% depicted above.” Please briefly clarify this disclosure and disclose any underlying assumptions in this regard.

The long term Brazilian GDP growth forecast in constant Brazilian reais is 4.6% (for the year 2014), according to Relatório Focus, which is a weekly report published by the Brazilian Central Bank. The addition of the long term inflation rate of 4.5% to this growth forecast results in a 9.1% long term growth rate in nominal terms. Itaú BBA considered it reasonable and conservative to assume a 5.5% long term growth rate, i.e., a real growth rate of 1% in the long term in constant Brazilian reais plus a long term inflation assumption of 4.5%.

7.	Please disclose how Itaú BBA determined that Net’s cost of equity is 11.1%, based on the disclosed figures for Risk Free Rate, Brazil Risk Premium, Market Risk Premium and Re-levered Regional Beta.” Please also clarify the meaning of the final term.

Cost of Equity

Risk Free Rate	4.2%

Brazil Risk Premium	2.3%

Market Risk Premium	7.1%

Re-levered Regional Beta	0.664

Itaú BBA applied the CAPM (Capital Asset Pricing Model) to the figures above to calculate the cost of equity:

Ke = Rf + BRP + (beta * MRP),

Where:

David L. Orlic	Page 5	September 27, 2010

Ke = Cost of Equity

Rf = Risk Free Rate

BRP = Brazil Risk Premium

beta = Re-levered Regional Beta

MRP = Market Risk Premium

Therefore: 4.160% + 2.251% + 0.664*7.1% = 11.124%

Re-levered Regional Beta is the result of the average of the leveraged betas of the companies in the Brazilian telecommunications sector, unleveraged by its capital structures. This unleveraged beta is leveraged back by the capital structure of Net.

Proration, page 28

8.	We note your response to prior comment 25. Please provide a numerical example of how your proposed proration would operate, consistent with the disclosure currently in your document.

The disclosure appearing on page 28 of the Offer to Purchase has been revised and the following paragraphs have been inserted:

An example of proration, for illustrative purposes only, follows.

Of the 228,503,916 Preferred Shares outstanding, 197,208,849 Preferred Shares are held by public shareholders. Assuming for purposes of this example that this share ownership remains the same, if any number of publicly-held Preferred Shares between one-third (65,736,283) and two-thirds (131,472,566) of the outstanding publicly-held Preferred Shares is tendered into the offer, Embratel will purchase 65,736,283 (i.e., one-third) of the publicly-held Preferred Shares.

If, for example, 100,000,000 Preferred Shares are tendered into the auction by public shareholders, Embratel will purchase 65,736,283 Preferred Shares and return 34,263,717 Preferred Shares on a pro rata basis. The proration factor in this case would be 0.657, based on the ratio that the 65,736,283 Preferred Shares purchased bears to the 100,000,000 Preferred Shares tendered into the auction by public shareholders. In the event of proration, Embratel will apply the same proration factor to shares tendered by non-public shareholders. Therefore, if non-public shareholders tender 1,000,000 Preferred Shares into the offer, and proration applies, Embratel will purchase 657,363 Preferred Shares from such holders and return 342,637 Preferred Shares to such non-public shareholders, on a pro rata basis. In such example, the aggregate number of Preferred Shares purchased from all shareholders would be 66,393,656.

*        *        *

The Filing Persons have authorized us to acknowledge on their behalf that (1) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the

David L. Orlic	Page 6	September 27, 2010

Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Combined Schedule or these responses, please feel free to contact me at (212) 225-2630 or my partner, Nicolas Grabar at (212) 225-2414.

Sincerely,

/s/ Daniel S. Sternberg
Daniel S. Sternberg

cc:	Christina Chalk, Esq.
Nicolas Grabar, Esq.
Isaac Berensztejn
Dr. Alberto de Orleans e Bragança
Antonio Oscar Petersen, Esq.